UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number 001-39001

Blue Hat Interactive Entertainment Technology

(Translation of registrant’s name into English)

7th Floor, Building C, No. 1010 Anling Road Huli District, Xiamen, China 361009 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Changes in Company’s Certifying Accountant.

Termination of Previous Independent Registered Public Accounting Firm

On January 21, 2021, Blue Hat Interactive Entertainment Technology, a Cayman Islands company (the “Company”) and JLKZ CPA LLP (the “Former Auditor”) mutually elected not to continue the engagement of the Former Auditor serving as the Company’s independent registered public accounting firm. The termination of the engagement of the Former Auditor was approved by the Audit Committee of the Company’s Board of Directors.

The principal accountant’s report of the Former Auditor on the financial statements of the Company as of and for the fiscal years ended December 31, 2019 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. The Former Auditor was engaged since January 22, 2020.

From January 22, 2020 through the date of termination, January 21, 2021, (i) there were no “disagreements” (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and the Former Auditor on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the Former Auditor’s satisfaction, would have caused the Former Auditor to make reference to the subject matter of the disagreement(s) in connection with its report to the subject matter of the disagreement; and (ii) there were no “reportable events” of the type described in Item 304(a)(1)(v) of Regulation S-K.

We furnished a copy of the disclosures in this report to the Former Auditor and have requested that the Former Auditor furnish us with a letter addressed to the SEC stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. A copy of the letter has been filed as an exhibit to this Current Report on Form 6-K as Exhibit 16.1.

Appointment of New Independent Registered Public Accounting Firm

On January 21, 2021, Audit Alliance LLP, was appointed as the Company’s independent registered public accounting firm upon the approval of the Audit Committee, to audit the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2020.

During the two most recent fiscal years and the subsequent interim period through January 21, 2021, the Company has not consulted with Audit Alliance LLP regarding (1) any matter that was the subject of a disagreement or (2) a reportable event described in Items 304(a)(1)(iv) or (v), respectively, of Regulation S-K.

Financial Statements and Exhibits

Exhibits.

Number
16.1	Letter of JLKZ CPA LLP dated January 22, 2021, regarding change in independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2021

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

By:	/s/ Xiaodong Chen
Name: Xiaodong Chen
Title: Chief Executive Officer

2